April 25, 2025

Laura Marie Butler
Chairperson of the Special Committee
Dada Nexus Limited
22/F, Oriental Fisherman   s Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People   s Republic of China

       Re: Dada Nexus Limited
           Schedule 13E-3 Filed April 17, 2025
           File No. 005-91531
Dear Laura Marie Butler:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the Schedule 13E-3, unless otherwise indicated.

Schedule 13E-3 Filed April 17, 2025
General

1. Please advise us as to what consideration has been given to whether Mr. Ian Su Shan, who is a director of the Company as well as the Chief Financial Officer and Chief
       Climate Officer of JD, is an affiliate engaged in the going private transaction, and accordingly should be included as a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include Mr. Ian Su
Shan as a filing
       person. See Question 201.05 of the Division of Corporation Finance   s
Compliance
       and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule
       13e-3 and Schedule 13E-3, available at
       http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have
       further comment.
 April 25, 2025
Page 2
2.     Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the
       subject company and affiliates filing a Schedule 13E-3 each state whether they believe the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, as defined in Exchange Act Rule 13e-3(a)(4). We note that the Special Committee and the Board
       (e.g., on pages 23-24) and the JD Group (e.g., on pages 30-31) instead believe that the
       Merger is fair to the    Unaffiliated Security Holders,    a defined
term that appears to
       include certain affiliates of the Company, such as its directors and officers. Please revise or advise us why such current disclosure is fully responsive to the requirements of Item 1014(a).
3. On a related note, please address how each filing person relying on Duff & Phelps opinion was able to reach its fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and the holders of ADSs (other than ADSs representing the Excluded Shares), rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of
       Schedule 13E-3, and Item 1014(a) of Regulation M-A.
4. Please provide the disclosure required by Item 3 of Schedule 13E-3 and Item
       1003(c)(2) of Regulation M-A for each of the natural persons listed in Annex E.
Background of the Merger, page 17

5.     We note the following statement on page 17:    Later on the same date,
Mr. Kevin Qing
       Guo and Mr. Ian Su Shan, two members of the Board who are interested in the
       Proposed Transaction due to their affiliations with JD, notified the Board that they would recuse themselves from all Board meetings in relation to the
Proposed
       Transaction    (emphasis added). Please revise this section to specify
the nature of Mr.
       Kevin Qing Guo and Mr. Ian Su Shan's affiliations with JD. Please also discuss those
       affiliations with JD in the section entitled    Interests of the Company
  s Executive
       Officers and Directors in the Merger,    beginning on page 50.
6. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from an outside party that is materially related to the Rule 13e-3 transaction.
       This section references multiple updates, beginning on February 24, 2025, from Duff
       & Phelps to the Special Committee regarding its financial due diligence and analysis. Additionally, on February 17, 2025 and February 28, 2025, we note that the
       Special Committee reviewed additional studies prepared by Duff & Phelps. For these and any other meetings between the Special Committee and Duff & Phelps, please summarize the substance of the reports and file any written materials provided to the
       Special Committee as exhibits to the Schedule 13E-3. See Item 16 of
Schedule 13E-3
       and Item 1016(c) of Regulation M-A. To the extent that any reports are duplicative or are simply updates to earlier reports, your disclosure may summarize material differences only.
Position of the JD Group as to the Fairness of the Merger, page 30

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d)
       and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each
       filing person   s fairness determination and should be discussed in
reasonable detail.
 April 25, 2025
Page 3

       See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April
13,
       1981). We note that the JD Group has not expressly adopted the analyses and conclusions of the Special Committee and the Board in reaching its fairness determination. Therefore, please revise this section to include the factors described in
       Instruction 2(vi) to Item 1014 of Regulation M-A as well as paragraphs
(c), (d), and
       (e) of Item 1014. If the procedural safeguards in paragraphs (c), (d), and (e) of Item
       1014 were not considered, please explain why the JD Group believes that the Rule
       13e-3 transaction is fair in the absence of such safeguards.
8. See comment 7 above. We note that the JD Group considered Duff & Phelps fairness opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as its own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See
       Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the JD Group ultimately adopted Duff & Phelps analysis and opinion as its own. Alternatively, please briefly explain to us how the JD Group has satisfied its obligation to disclose the material factors upon which its fairness determination is based.
Certain Financial Projections, page 33

9.     On page 35, we note the list of assumptions that the Company   s
management made in
       preparing the Management Projections. Please revise these assumptions to quantify them where practicable.
Opinion of the Special Committee's Financial Advisor, page 35

10.    Please revise the subsection entitled    Discounted Cash Flow Analysis,
  beginning on
       page 39, to explain how Duff & Phelps determined the Company   s
projected future
       unlevered free cash flows for the fiscal years ending December 31, 2025 through
       December 31, 2034 based on the Management Projections set forth on page
34.
11.    On page 40, we note that Duff & Phelps did not use multiples derived from the
       comparable companies it selected to calculate an implied valuation for the Company, but instead they appear to have compared such comparable companies multiples to various valuation multiples for the Company implied by the valuation range
       determined from the discounted cash flow analysis.    Please revise to
state these
       valuation multiples for the Company that have been derived from Duff & Phelps discounted cash flow analysis.
12.    On page 42, we note that Duff & Phelps    affiliates have previously
provided certain
       valuation services to JD. Please revise to state if Duff & Phelps, or any of its affiliates, has had any other material relationship with the Company, or any of its affiliates, during the past two years. See Item 9 of Schedule 13E-3 and Item 1015(b)(4) of
       Regulation M-A.
Voting by the JD Group at the Extraordinary General Meeting, page 53

13. We note that Parent and Merger Sub have agreed to vote and cause their respective affiliates to vote all of their Shares in favor of approving the Transactions pursuant to
 April 25, 2025
Page 4

       the Merger Agreement. We also note that according to the section
entitled    Security
       Ownership of Certain Beneficial Owners and Management of the Company, each of
       the Company   s directors and executive officers beneficially owns less
than 1% of the
       outstanding Shares. However, to the extent that any of the Company   s
directors and
       executive officers own Shares, please revise to state how each of them intends to vote such Shares at the extraordinary general meeting. See Item 12 of
Schedule 13E-3 and
       Item 1012(d) of Regulation M-A.
Transactions in the Shares and ADSs, page 90

14.    In the subsection entitled    Purchases by the Company,    we note that
the Company has
       repurchased    approximately 7,301,712 ADSs for US$13.0 million at a
weighted
       average price of US$1.77    through its share repurchase program. Please
revise to state
       the amount of ADSs purchased, the range of prices paid, and the average purchase price for each quarter since the program was announced in March 2024. See Item 2 of
       Schedule 13E-3 and Item 1002(f) of Regulation M-A.
Security Ownership of Certain Beneficial Owners and Management of the Company, page 91

15. Please revise to state the aggregate number and percentage of the Shares that are beneficially owned by each person specified in General Instruction C to Schedule
       13E-3 for each filing person of the Schedule 13E-3. See Annex E. See also Item 11 of
       Schedule 13E-3 and Item 1008(a) of Regulation M-A.
Where You Can Find More Information, page 95

16. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the first paragraph of this section accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions